SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: Bluerock Institutional High Income Credit Fund LLC

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	1345 Avenue of the Americas, 32nd Floor, New York, New York 10105

TELEPHONE NUMBER:	(212) 843-1601

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	THE CORPORATION TRUST COMPANY Corporation Trust Center, 1209 Orange St. Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

[Remainder of Page Intentionally Left Blank]

 SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Columbus and State of Ohio on this 25th day of November 2019.

BLUEROCK INSTITUTIONAL HIGH INCOME CREDIT FUND LLC

This notice of registration has been signed below by the following persons in their respective capacities and on the date noted.

Name	Title	Date
R. Ramin Kamfar**	Director	November 25, 2019
Bobby Majumdar**	Director	November 25, 2019
Clay Hosterman**	Director	November 25, 2019
Romano Tio**	Director	November 25, 2019
Simon Adamiyatt**	Director, Treasurer and Principal Financial Officer	November 25, 2019
Jordan Ruddy **	President and Principal Executive Officer	November 25, 2019

**By:	/s/ JoAnn M. Strasser
Name: JoAnn M. Strasser
Date: November 25, 2019
Title: Attorney-in-Fact – Pursuant to Powers of Attorney

Attest:
/s/ Jason Emala
Jason Emala
Secretary